Filed by Trimeris, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File Number: 333-175512

Subject Company: Trimeris, Inc.

Exchange Act File Number: 000-23155

Press Release of Synageva BioPharma Corp. Issued on September 6, 2011

SYNAGEVA BIOPHARMA ANNOUNCES APPOINTMENT OF LEADING CLINICIAN AND RARE DISEASE PIONEER AS SENIOR VICE PRESIDENT OF PRODUCT DEVELOPMENT

- Dr. Mark Goldberg was instrumental in the development and approval of Fabrazyme®, Aldurazyme®, Myozyme® and Lumizyme® at Genzyme -

LEXINGTON, Mass., September 6, 2011 — Synageva BioPharma Corp., a biopharmaceutical company developing therapeutic products for rare disorders (“Synageva”), announced the appointment of Mark Goldberg, M.D. to Senior Vice President of Product Development, a key leadership position focused on progressing the Company’s clinical-stage enzyme replacement therapy, SBC-102, towards regulatory approval and advancing the Company’s other rare disease programs. Dr. Goldberg joins Synageva from Genzyme Corporation, where he most recently served as Senior Vice President, Clinical Development and Global Therapeutic Group Head, Oncology and Personalized Genetic Health. While at Genzyme, he played a central role in the development and approval of some of the benchmark therapies for rare diseases, including Fabrazyme®, Aldurazyme®, Myozyme® and Lumizyme®.

“Dr. Goldberg has had a transformational impact on the development of new treatments for devastating rare diseases and we are thrilled to have him join our world-class leadership team,” said Sanj K. Patel, President and CEO of Synageva BioPharma. “He paved the path to approval for many of the enzyme replacement therapies for lysosomal storage diseases and he will bring that creativity and leadership to Synageva. Dr. Goldberg has already made an indelible mark on the Company through his service on the Board of Directors and will now be able to apply his wealth of experience to the success of our product pipeline.”

“I am very excited to reunite with Sanj,” said Dr. Mark Goldberg. “Having observed the emergence of a rich product pipeline, including the rapid advancement of SBC-102, the opportunities at Synageva are extremely compelling. It is an ideal time to join the Company.”

“Dr. Goldberg has an outstanding track record, having supported the advancement of multiple rare disease therapeutics through the clinical development and regulatory approval process,” said Dr. Robert Desnick, Dean for Genetics and Genomic Sciences at The Mount Sinai Medical Center, and Advisor to Synageva. “Having known Mark for almost twelve years, I am confident that Synageva will benefit significantly from his depth of knowledge and rare disease expertise.”

Dr. Goldberg joined Synageva’s Board of Directors in October 2008. He first joined Genzyme in 1996 as Medical Director for Oncology and, following several promotions, was named to Senior Vice President of Clinical Research in 2000. In this role, Dr. Goldberg led Genzyme’s clinical development programs in rare genetic diseases and oncology. In 2009, he was named Global Therapeutic Group Head, Oncology and Personalized Genetic Health and Chairman of Genzyme’s newly formed Early Product Development Board. Dr. Goldberg is a board certified medical oncologist and hematologist. Prior to working at Genzyme, he was a full-time staff physician at Brigham and Women’s Hospital and Dana Farber Cancer

Institute, where he still holds appointments. Dr. Goldberg is an Associate Professor of Medicine at Harvard Medical School and is an author on more than 50 published papers. Dr. Goldberg received his A.B. (magna cum laude) from Harvard College and his M.D. (cum laude) from Harvard Medical School.

About Synageva BioPharma Corp.

Synageva is a clinical stage biopharmaceutical company focused on the discovery, development, and commercialization of therapeutic products for patients with life-threatening rare diseases and unmet medical need. SBC-102 has been granted orphan designations by the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”), and fast track designation by the FDA. Synageva has several protein therapeutics in its pipeline, including two enzyme replacement therapies for lysosomal storage disorders and two programs for life-threatening genetic conditions for which there are currently no approved treatments. The Company has assembled a team with a proven record of bringing orphan therapies to patients.

On June 13, 2011, Synageva announced that they had entered into a definitive agreement under which Synageva will merge with Trimeris, Inc. (NASDAQ: TRMS) in an all-stock transaction. Upon closing, the combined company will be named Synageva BioPharma Corp., and will create a publicly-traded company focused on the development of novel therapeutics for patients with rare diseases and unmet medical need.

Further information regarding Synageva BioPharma Corp. is available at http://www.synageva.com.

About Trimeris, Inc.

Trimeris, Inc. (NASDAQ: TRMS) pioneered the development of a class of antiviral drug treatments called fusion inhibitors. Trimeris’ currently marketed product is FUZEON, an anti-HIV fusion inhibitor which was developed by Trimeris in collaboration with Roche. Substantially all of Trimeris’ revenues are derived from its collaboration with Roche relating to FUZEON. For more information about Trimeris, please visit the company’s website at http://www.trimeris.com.

Important Merger Information and Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Trimeris or Synageva or the solicitation of any vote or approval. In connection with the proposed merger, Trimeris filed a Registration Statement on Form S-4, filed with the SEC on July 13, 2011 and amended on August 23, 2011 (the “Registration Statement”), which includes a preliminary joint proxy statement of Trimeris and Synageva and constitutes a preliminary prospectus of Trimeris. These materials are not yet final and will be further amended. The joint proxy statement/prospectus of Trimeris and Synageva will be mailed to the stockholders of Trimeris and Synageva once it is final. Investors are strongly urged to read the definitive joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by Trimeris, because they will contain important information about Trimeris, Synageva and the proposed merger.

Investors and security holders of Trimeris and Synageva may obtain free copies of the joint proxy statement/prospectus for the proposed merger and other documents filed with the SEC by Trimeris through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Trimeris will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger by contacting Trimeris, Inc., Attn: James Thomas, Chief Financial Officer. Investors and security holders of Synageva will be able to obtain free copies of the joint proxy statement/prospectus for the merger by contacting Synageva BioPharma Corp., Attn: Secretary, 128 Spring Street, Suite 520, Lexington, MA 02421.

Trimeris and Synageva, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Trimeris and Synageva. Information regarding Trimeris’ directors and executive officers is contained in Trimeris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 14, 2011, and in its proxy statement prepared in connection with its 2010 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2010. Information regarding Synageva’s directors and officers and a more complete description of the interests of Trimeris’ and Synageva’s respective directors and officers in the proposed transaction is available in the Registration Statement.

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Contact for Synageva:

Kelley Forrest

Tel: (781) 357-9900

kelley.forrest@synageva.com